Exhibit 19.1

POLICIES AND PROCEDURES

DEPARTMENT: CORPORATE	SOP# II-033

Title:	POLICY STATEMENT ON INSIDER TRADING AND OTHER PROHIBITED TRADING ACTIVITIES

Policy:	This Policy Statement on Insider Trading and Other Prohibited Trading Activities (the “Policy Statement”) defines the processes for preventing, detecting and managing the occurrence of insider trading and other prohibited trading activities by Alto Ingredients’ directors, officers and employees and other people who gain access to material non-public information of Alto Ingredients and its subsidiaries, including any contractors and consultants (collectively, “Covered Persons”).

Purpose:	The U.S. securities laws regulate the sale and purchase of securities in the interest of protecting the investing public. Applicable U.S. securities laws give Alto Ingredients and Covered Persons the responsibility to ensure that information about Alto Ingredients is not used unlawfully in the purchase and sale of securities.

All Covered Persons should pay particularly close attention to the laws against trading on material non-public information (often called “inside information”). These laws are based upon the belief that all persons trading in a company’s securities should have equal access to all “material” information about that company. For example, if a director, officer, employee, contractor or consultant of a company knows material non-public information about the company, that person is prohibited from buying or selling shares in the company until the material non-public information has been formally disclosed to the public. This is because that person knows information that will probably cause the share price to change, and it would be unfair for that person to have an advantage (i.e., knowledge that the share price will change) that the rest of the investing public does not have. In fact, it is more than unfair; it is considered to be fraudulent and illegal. Civil and criminal penalties for this kind of activity are severe.

The general rule can be stated as follows: It is a violation of federal securities laws for any person to buy or sell securities if he or she is in possession of material nonpublic information. Information is “material” if there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision. It is “non-public information” if it has not been publicly disclosed in a manner making it available to investors generally on a broad-based non-exclusionary basis, and/or such investors have not been given the opportunity to absorb the information. Furthermore, it is illegal for any person in possession of material non-public information to provide other people with such information or to recommend that they buy or sell the securities. This is called “tipping.” In that case, both the person who provided the tip (i.e., the “tipper”) and the person who received and acted on the tip (i.e., the “tippee”) may be held liable.

POLICIES AND PROCEDURES

DEPARTMENT: CORPORATE	SOP# II-033

It should be noted that although it is technically necessary for a person to “know” the information before he or she can be accused of illegally trading on such information, knowledge could be presumed if the person has any kind of relationship (e.g., director, officer, employee, contractor or consultant) with Alto Ingredients. Hindsight can be remarkably acute, and an accusation can always be made that at any particular time a purchase or sale of securities by a person was motivated by undisclosed favorable or unfavorable non-public information. In such circumstances, the appearance of impropriety can be as problematic as an actual abuse, both to Alto Ingredients and to the individual(s) involved.

The U.S. Securities and Exchange Commission (the “SEC”), the stock exchanges, including Nasdaq upon which Alto Ingredients’ common stock is listed and traded, and plaintiffs’ lawyers focus on uncovering insider trading. A breach of the insider trading laws could expose the insider to criminal fines up to several times the profits earned and imprisonment for a substantial length of time, in addition to civil penalties (up to several times the profits earned), and injunctive actions. In addition, punitive damages may be imposed under applicable state laws. Securities laws also subject controlling persons to substantial civil penalties for illegal insider trading by employees. Controlling persons include directors, officers, and supervisors. Employees who violate this Policy Statement may be subject to disciplinary action by Alto Ingredients, including dismissal for cause.

This Policy Statement has been prepared to assist you in avoiding liability. Insider trading becomes very critical in a company such as Alto Ingredients. Alto Ingredients cannot afford to have its reputation for integrity and ethical conduct damaged by improper conduct.

Scope:	This Policy Statement and the prohibition against trading on material non-public information applies to Covered Persons and to other people who gain access to that information, including the immediate family members (i.e., child, stepchild, grandchild, parent, stepparent, grandparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships) of any Covered Person and anyone else who resides in the household of a Covered Person and any family members who do not reside in the household of a Covered Person but whose transactions in Alto Ingredients’ securities are directed by a Covered Person or who are subject to a Covered Person’s influence or control (collectively referred to as “Family Members”). The restrictions applicable to Covered Persons are also applicable to any entities that are influenced or controlled by a Covered Person, including any corporations, partnerships or trusts (collectively referred to as “Controlled Entities”). Covered Persons are also responsible for communicating the requirements of this Policy Statement to Family Members and Controlled Entities and ensuring that they adhere to this Policy Statement.

POLICIES AND PROCEDURES

DEPARTMENT: CORPORATE	SOP# II-033

In addition, Control Persons with inside knowledge of material non-public information may be subject to additional ad hoc restrictions on trading from time to time. This Policy Statement continues to apply to transactions in Alto Ingredients securities even after an individual has ended employment with, or otherwise ceased providing services to, Alto Ingredients if such individual is aware of material nonpublic information when the employment or service relationship ends. Such individual may not trade in Alto Ingredients securities until that information has become public or is no longer material.

Procedures:

1.0	Alto Ingredients Policy.

Any Covered Person who is aware of material non-public information regarding Alto Ingredients or regarding any other company shall not trade directly or indirectly in the securities of Alto Ingredients or the securities of such other company, or disclose such information to other persons likely to trade in such securities. Such Covered Persons must also refrain from recommending the purchase or sale of Alto Ingredients securities while in possession of material non-public information, and from knowingly assisting anyone who is engaged in any of the activities prohibited by this Policy Statement.

2.0	Prohibited Activities.

2.1	Insider Trading in Alto Ingredients Securities.

If you are aware of material non-public information relating to Alto Ingredients, you are prohibited from trading in Alto Ingredients securities, directly or indirectly and from disclosing such information to any other persons (including Family Members, friends, brokers, investment advisers, etc.).

The term “non-public information” is information which has not been sufficiently disseminated to the public marketplace so that purchasers and sellers alike are on equal footing regarding the information. It is information from a source within Alto Ingredients or from a source to which Alto Ingredients owes a duty of confidentiality. As a practical matter, it is sometimes difficult to determine whether you possess non-public information. Any information, positive or negative, is “material” if it would be expected to (i) affect the decision of a reasonable investor in determining whether to purchase, sell or hold Alto Ingredients securities or (ii) significantly alter the market price of Alto Ingredients securities. Information may be material for this purpose even if it would not alone determine the investor’s decision. While it may be difficult under this standard to determine whether particular non-public information is material, there are various categories of information that are particularly sensitive and, as a general rule, should always be considered potentially material.

POLICIES AND PROCEDURES

DEPARTMENT: CORPORATE	SOP# II-033

The following is a non-exclusive list of the types of information or events that are likely to be considered material:

●	dividend information;

●	internal information about revenues, earnings or other aspects of financial performance including such information that departs in any way from what the market would expect based upon prior disclosures;

●	significant product pricing changes;

●	the introduction of new products or services, or developments regarding customers or suppliers;

●	receipt of or change to a large product order;

●	information about hedging policies, activities and/or results;

●	investments, joint ventures or changes in assets;

●	important business developments such as mergers, acquisitions, joint ventures, corporate partnerships, licenses and disposition of assets;

●	the addition or loss of a substantial customer, supplier or contract;

●	a significant disruption in operations or loss, potential loss, breach or unauthorized access of property or assets, including Alto Ingredients’ ethanol facilities and information technology infrastructure, such as a cybersecurity event;

●	events regarding Alto Ingredients’ securities, such as a stock split or private or public offerings of securities and repurchase plans;

●	regulatory or government activity;

●	bankruptcies or receiverships;

●	major litigation;

●	extraordinary management developments including changes in management or compensation policy;

●	changes in corporate strategy;

●	restructurings or layoffs;

●	auditor changes or notification from auditors of a significant event such as notification that Alto Ingredients may no longer rely on the auditor’s audit report; or

●	any similar event without having appropriate disclosure to the public through a press release or filing with the SEC.

POLICIES AND PROCEDURES

DEPARTMENT: CORPORATE	SOP# II-033

It is important to note that the above list is merely illustrative and other information not mentioned on the above list may be considered material non-public information.

The following guidelines should be followed in order to ensure compliance with applicable laws and with this Policy Statement:

●	Do not recommend or suggest that anyone else buy, sell or retain the stock or other securities of Alto Ingredients while you have material non-public information about Alto Ingredients.

●	Information may be considered “non-public” if it has not been disseminated in Alto Ingredients’ filings with the SEC or in Alto Ingredients’ annual reports to stockholders or has not been the subject of a prior widely-disseminated press release by Alto Ingredients. Unless Alto Ingredients publicly confirms information reported in wire service dispatches and other news media, market letters or other third-party sources, such information may still be considered nonpublic. You should be aware that it is Alto Ingredients’ policy not to comment on such information.

●	Do not disclose any non-public information to anyone outside Alto Ingredients, including Family Members, except when such disclosure is needed to enable Alto Ingredients to carry on its business properly and effectively, and appropriate steps have been taken by Alto Ingredients to prevent misuse of the information. When questions arise about the necessity for such disclosure, contact Alto Ingredients’ Chief Legal Officer (the “Chief Legal Officer”) for advice.

●	Only disclose non-public information within Alto Ingredients in the ordinary course of business and when you have no reason to believe the information will be misused.

●	Transactions that may be necessary or justifiable for independent reasons, such as the need to raise money for an emergency expenditure are not permitted. Even the appearance of an improper transaction must be avoided to preserve the reputation of Alto Ingredients for adhering to the highest standards of conduct.

●	It is impossible to overstate the importance of understanding and complying with the insider trading laws. You need not be a director or officer of Alto Ingredients to be subject to the insider trading laws. Any Covered Person is subject to prosecution for a violation.

The prohibitions and guidelines discussed above do not prevent you from trading under a written plan (a “Rule 10b5-1 Plan”) that has been adopted in conformity with Rule 10b5-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). See Section 7.0 below for a discussion of Rule 10b5-1 Plans.

POLICIES AND PROCEDURES

DEPARTMENT: CORPORATE	SOP# II-033

2.2	Nondisclosure/Trading in Securities of Other Companies.

No Covered Person or any Family Member or Controlled Entity of a Covered Person, in the course of such Covered Person’s employment or involvement with Alto Ingredients who knows of or obtains any material non-public information regarding another company may communicate that information except to persons within Alto Ingredients whose positions require them to know it, or third parties who, due to the nature of their work with Alto Ingredients, have a need to know, and who are subject to an obligation to keep such information confidential. No Covered Person, nor any of a Covered Person’s Family Members or Controlled Entities, may place a purchase or sale order, offer to purchase or sell, or recommend that another person place a purchase or sale order, in the securities of another company, if, in the course of such Covered Person’s employment or involvement with Alto Ingredients (directly or through a Family Member who is a director, officer, or employee of Alto Ingredients), such person learns or possesses material non-public information about the other company that is likely to affect the value of those securities. For example, it would be a violation of the securities laws and this Policy Statement if a Covered Person learned confidential information in the course of such Covered Person’s employment or involvement with Alto Ingredients that Alto Ingredients intended to purchase assets from (or securities of) another company, and then placed an order to buy or sell securities in that other company because of the likely increase or decrease in the value of such company’s securities. Similarly, it would be a violation to place an order to buy or sell securities of a supplier, customer, or competitor of Alto Ingredients after obtaining material non-public information about such supplier, customer, or competitor through a person’s employment or involvement with Alto Ingredients.

2.3	Trading Window Policy.

Generally, except as set forth below, all directors and officers of Alto Ingredients, all employees of the accounting department of Alto Ingredients, and all other persons who are notified by the Chief Legal Officer that they are subject to Alto Ingredients’ trading window policy (collectively, the “Restricted Group”), may not buy or sell stock or other securities of Alto Ingredients except during a “trading window period” that begins at 9:30 am Eastern Time on the third (3rd) business day after the earlier of (a) the issuance of Alto Ingredients’ quarterly earnings press release, or (b) the filing with the SEC of Alto Ingredients’ annual or quarterly reports, and ends at 4:00 pm Eastern Time on the fifteenth (15th) day of the last calendar month of the then current fiscal quarter (i.e., March, June, September and December), except with respect to the fourth fiscal quarter. During the fourth fiscal quarter, the “trading window period” will not open again until 9:30 am Eastern Time on the third (3rd) business day after the earlier of (i) the issuance of Alto Ingredients’ annual earnings press release that includes a discussion of fourth quarter earnings, or (ii) the filing of Alto Ingredients’ annual report on Form 10-K with the SEC.

POLICIES AND PROCEDURES

DEPARTMENT: CORPORATE	SOP# II-033

This “trading window period” may be closed early or may not open if, in the judgment of the Chief Executive Officer or the Chief Financial Officer each in consultation with the Chief Legal Officer, there exists undisclosed information that would make trades by members of the Restricted Group inappropriate. Anyone who is subject to the “trading window period” policy who believes that special circumstances require him or her to trade outside the “trading window period” (i.e., during a “trading blackout period”) should consult with the Chief Legal Officer. Permission to trade during a “trading blackout period” will be granted only where the circumstances are extenuating and there appears to be no significant risk that the trade may subsequently be questioned.

Note that the limitations in Section 2.1 above relating to material non-public information remain applicable even during periods when trading is otherwise permitted by this Section 2.3. The two sections apply independently. In other words, you are not permitted, even during an open trading window period, to trade if you are in possession of material non-public information.

In some circumstances, standing trading orders to buy or sell Alto Ingredients’ securities extend beyond the open “trading window period” into a “trading blackout period”. As a result, members of the Restricted Group and other Covered Persons could be in the position of buying or selling Alto Ingredients securities based on such pre-existing orders during the “trading blackout period” or while in possession of material, non-public information, each of which is a violation of this Policy Statement. Consequently, members of the Restricted Group should not place trading orders with brokers that extend into “trading blackout periods,” and must immediately cancel any such orders that inadvertently extend into blackout periods to prevent trades after close of the applicable open “trading window period”. Rule 10b5-1 Plans (as described in Section 7.0 below), which generally may operate without regard for open “trading window periods” or “trading blackout periods,” are the appropriate vehicle for such automated trading programs.

All directors, officer and employees of Alto Ingredients, even those not considered part of the Restricted Group, must first pre-clear any transaction in Alto Ingredients’ securities with the Chief Legal Officer at least two (2) days in advance of the proposed transaction, as provided below. This pre-clearance requirement is intended to permit Alto Ingredients to provide assistance in meeting reporting requirements, to monitor insider trading concerns and to avoid even the appearance of impropriety (which could result, for example, where an employee engages in a trade while unaware of a pending major development). The pre-clearance requirement applies to any purchase or sale in the open market or other transfer of beneficial ownership including certain gifts or the exercise of an outstanding stock option. Directors, officers and employees contemplating transactions in Alto Ingredients’ securities should contact the Chief Legal Officer personally, or send notice by email to “[REDACTED].” The Chief Legal Officer will then determine whether the transaction may proceed. Any clearance (i) granted for directors and executive officers will be effective only until the end of the second (2nd) trading day following the day the approval is given, and (ii) granted for non-executive officers and other employees will be effective until the end of the fifth (5th) trading day following the day the approval is given. Alto Ingredients may, at its discretion, shorten such period of time for non-executive officers and other employees.

POLICIES AND PROCEDURES

DEPARTMENT: CORPORATE	SOP# II-033

The prohibitions set forth above do not apply to any of the following:

●	Any purchase or sale of Alto Ingredients securities pursuant to an Approved Rule 10b-5 Plan (as defined in Section 7.0 below).

●	Any exercise of a director or employee stock option, or to the exercise of a tax withholding right pursuant to which an election is made to have Alto Ingredients withhold shares subject to an option to satisfy tax withholding requirements. The prohibitions on trading and the pre-clearance procedures do apply, however, to any sale of stock as part of a broker-assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option. The prohibitions on trading and the pre-clearance procedures apply in the same manner to exercises of any stock appreciation rights granted under any Alto Ingredients stock incentive plan.

●	The vesting of restricted stock, or to the exercise of a tax withholding right pursuant to which an election is made to have Alto Ingredients withhold shares of stock to satisfy tax withholding requirements upon the vesting of any restricted stock. The prohibitions on trading and the pre-clearance procedures do apply, however, to any market sale of restricted stock.

●	The acquisition or disposition of stock in a stock split.

●	Stock dividends and other such transactions affecting all stockholders generally.

The prohibitions set forth above do apply to certain bona fide gifts of Company stock. Directors, officers and employees of Alto Ingredients may not make a gift or donation of Alto Ingredients stock while aware of material non-public information or during a blackout period, if the director, officer or employee of Alto Ingredients (i) anticipates that the gift or donation recipient will sell the securities before the non-public information is made public or before the blackout period expires, as applicable, or (ii) will receive value related to the gift or donation (e.g., the director, officer or employee of Alto Ingredients would receive a tax deduction related to a charitable donation). With respect to other bona fide gifts of Alto Ingredients stock and transfers of Alto Ingredients stock to a family trust that is controlled by a director, officer or other insider of Alto Ingredients, the prohibitions on trading and the preclearance procedures discussed above do not apply. However, directors, executive officers and other insiders of Alto Ingredients are responsible for communicating the requirements of this Policy Statement to the recipient(s) of such gifts or transfers if they are made to Controlled Entities or Family Members.

POLICIES AND PROCEDURES

DEPARTMENT: CORPORATE	SOP# II-033

2.4	Other Prohibitive Trading Activities.

All directors, officers and employees as well as their respective Family Members are prohibited from engaging in the following activities:

●	hedging transactions (including transactions involving market-traded or privately-negotiated options, puts, calls, prepaid variable forward contracts, equity swaps, collars and exchange funds or other derivatives) that are designed to hedge or speculate on any change in the market value of Alto Ingredients’ equity securities; and

●	effecting short sales in shares of Alto Ingredients common stock, including short sales “against the box” (i.e., where the director, officer or employee holds a number of shares of Alto Ingredients common stock at least equal to the number of such shares of common stock sold in the short.

Covered Persons are prohibited from pledging securities of Alto Ingredients as collateral for a loan because such pledged securities might be sold at a time when the borrower is aware of material non-public information or is otherwise not permitted to trade. In addition, if a Covered Person terminates service or employment with Alto Ingredients and is aware of material non-public information, such Covered Person may not engage in any transaction in Alto Ingredients’ securities until that information has become public or is no longer material.

3.0	Violations of this Policy Statement.

Applicable federal laws impose severe monetary and criminal penalties for insider trading violations. In addition, Alto Ingredients will subject Covered Persons who are also employees of Alto Ingredients who violate this Policy Statement to appropriate disciplinary action, which could include termination of employment, independent of any governmental action or penalty. Violations of the laws against insider trading and tipping by Covered Persons can expose them and Alto Ingredients to severe civil and criminal liability, including as follows:

●	For individuals who trade on non-public information or tip information to others:

o	a civil penalty of up to three times the profit gained or losses avoided;

o	a criminal fine (no matter how small the profit) of up to $5 million; and

o	a jail term of up to 20 years.

POLICIES AND PROCEDURES

DEPARTMENT: CORPORATE	SOP# II-033

●	For Alto Ingredients and its supervisory personnel that fail to take appropriate action to prevent illegal trading:

o	a civil penalty of the greater of $1 million or three times the profit gained or loss avoided as a result of the violation; and

o	a criminal fine of up to $25 million.

Needless to say, any of the above consequences, even an SEC investigation that does not result in prosecution, can tarnish one’s reputation and irreparably damage a career.

4.0	Confidentiality.

In order to help you protect yourselves and Alto Ingredients, it is imperative that you hold certain information in strict confidence. This not only includes matters relating to major projects and initiatives, but also to materials that may look like inconsequential memoranda or correspondence. Serious issues could be caused for Alto Ingredients by unauthorized disclosure of internal information about Alto Ingredients, whether or not for the purpose of facilitating improper trading in the stock. Directors, officers and employees should not discuss information classified Alto Ingredients Confidential or Alto Ingredients Restricted (see II-060 Data Classification) with anyone outside Alto Ingredients, except as required in the performance of regular corporate duties and in accordance with the Data Classification policy.

Inquiries made by the financial press, investment analysts or others in the financial community should be handled by a properly authorized Alto Ingredients representative. Please refer to II-050 Corporate Communications and Disclosure for further clarification regarding the release of sensitive company information to sources outside of Alto Ingredients.

5.0	Individual Responsibility.

Each Covered Person is individually responsible for complying with this Policy Statement and applicable laws and regulations. Any person who has any questions about this Policy Statement or about specific transactions may obtain additional guidance from the Chief Legal Officer. However, this Policy Statement does not replace your individual responsibility to understand and comply with legal restrictions on insider trading. Covered Persons are encouraged to consult with your own legal and financial advisors, as necessary.

6.0	Reporting Insider Trading.

The success of this Policy Statement rests on internal awareness and confidential reporting. Any person with knowledge of insider trading or tipping should make a report to the Chief Legal Officer or the Chairman of the Audit Committee. The reports will be confidential and can be made without fear of retribution.

POLICIES AND PROCEDURES

DEPARTMENT: CORPORATE	SOP# II-033

In addition, Congress has permitted the SEC to pay a bounty to any informant whose testimony leads to the imposition of a civil penalty. The bounty is not to exceed 10% of the imposed penalty and is to be taken from the penalty when paid. Informants should first inform the Chief Legal Officer or the Chairman of the Audit Committee prior to approaching the SEC so that Alto Ingredients can take immediate action to prevent further violations.

7.0	Rule 10b5-1 Plans.

Members of the Restricted Group can create an affirmative defense to a charge of insider trading by developing an Approved Rule 10b5-1 Plan for future sales under the Exchange Act.

●	For purposes of this Policy Statement, an “Approved 10b5-1 Plan” is a pre-existing written plan, contract, instruction, or arrangement under Rule 10b5-1(c) of the Exchange Act that meets the following requirements: (i) review and approval by the Chief Legal Officer at least five (5) days in advance of being entered into (or, if revised or amended, such proposed revision or amendment has been reviewed and approved by the Chief Legal Officer at least five (5) days in advance of being entered into); (ii) such plan specifies (or establishes a formula for determining) the dates, prices and amounts of the contemplated transactions or gives a third party, who does not possess any material non-public information about Alto Ingredients, the discretionary authority to execute such purchases and sales, outside the control of the individual covered under this Policy Statement who enters into such plan, and (iii) such plan complies with the applicable requirements of Rule 10b5-1(c) of the Exchange Act, including the applicable cooling-off period, certification and good faith requirements specified therein.

●	If a member of the Restricted Group is considering entering into, modifying or terminating an Approved 10b5-1 Plan or have any questions regarding Rule 10b5-1 Plans, please contact the Chief Legal Officer. You should also consult your own legal and tax advisors before entering into, modifying or terminating an Approved 10b5-1 Plan. The Chief Legal Officer will not approve the adoption or modification of an Approved 10b5-1 Plan during a “trading blackout period”.

●	All transactions carried out pursuant to an Approved 10b5-1 Plan must still be reported on Form 4, and brokers effecting such transactions must agree to notify Alto Ingredients immediately upon execution of the transaction.

POLICIES AND PROCEDURES

DEPARTMENT: CORPORATE	SOP# II-033

●	SEC rules require Alto Ingredients to disclose whether, during Alto Ingredients’ most recent fiscal quarter, any director or executive officer adopted or terminated any Rule 10b5-1 Plan.

●	Alto Ingredients prohibits the adoption of non-Rule 10b5-1 trading arrangements (as defined herein to align with Item 408 of Regulation S-K). If any member of the Restricted Group is seeking to enter into any written trading arrangement involving our securities, such member must get prior approval from the Chief Legal Officer, who will determine whether such arrangement is permitted by this policy. A “non-Rule 10b5-1 trading arrangement” arises when, at a time a person is not aware of any material non-public information, such person adopts a written arrangement for trading Alto Ingredients securities which does not satisfy all of the conditions of Rule 10b5-1(c) of the Exchange Act, and which (i) specifies the amount of securities to be purchased or sold and the price(s) at which and the date(s) on which the securities are to be purchased or sold, (ii) includes a written formula or algorithm, or computer program, for determining the amount of securities to be purchased or sold and the price(s) at which and the date(s) on which the securities are to be purchased or sold, or (iii) does not permit such person to exercise any subsequent influence over how, when, or whether to effect purchases or sales.